SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated May 7, 2004

Document 1

NEWS RELEASE

For Immediate Release
Friday, May 7, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES RECORD OPERATING EARNINGS FOR FIRST QUARTER 2004

(C$ millions, except per share data)	Three months ended March 31
	2004	2003
Sales	174.7	91.2
Operating earnings	91.0	16.2
Foreign exchange gain (loss) on long-term debt	(5.6)	30.9
Net Income (loss)	(19.8)	26.1
Earnings (loss): $ per share	(1.36)	1.80
EBITDA(1)	104.4	24.8
Cash flow from operations(2)	45.0	(22.1)

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization, plus interest and other income.

(2)	Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia - Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported record results for the quarter ended March 31, 2004.

The company had quarterly operating earnings of $91.0 million for the first three months of 2004 compared to $16.2 million in the same period of 2003. This sharp increase was largely due to very strong markets for oriented strand board (OSB). First quarter sales of $174.7 million were $83.5 million or 91.6% higher than the first quarter of 2003 due to considerably higher OSB prices and increased OSB shipments. EBITDA, defined as operating earnings before amortization plus interest and other income, for the quarter was $104.4 million compared to $24.8 million in the same period last year. Despite the fact that the company generated record operating earnings and EBITDA during the first three months of 2004, the company’s net income was negatively affected by a $106.2 million one-time cost associated with the refinancing of its long-term debt. The charge to earnings associated with the repurchase of long term debt is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million. Net income was also affected by a $5.7 million foreign exchange loss on US-dollar denominated debt. Ainsworth’s net loss during the quarter was $19.8 million or $1.36 per share compared to net income of $26.1 million or $1.80 per share in the first quarter of 2003. Cash provided by operations (after changes in non-cash working capital) during the quarter was $45.0 million compared to cash used by operations of $22.1 million in the first quarter of 2003.

Ainsworth had a cash balance of $60.6 million at March 31, 2004 compared to $194.1 million at December 31, 2003 and $57.0 million at March 31, 2003.

“We are very encouraged about the continued strength in North American homebuilding and we expect that OSB demand and pricing will remain strong in the near term. The record-high OSB pricing that we have experienced over the past several months has positioned the company well, enabling us to complete our refinancing in March and to pursue the acquisition of Voyageur Panel”, said Brian Ainsworth, Chairman and Chief Executive Officer.

The company will hold a conference call in the near future, at which management will review the company’s first quarter performance and discuss the outlook for our business. A press release will provide conference call details once the specific timing has been determined.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet (3/8” basis) of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 55 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of dollars)

	March 31	December 31
	2004	2003
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$60,570	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 — $542)	49,320	30,242
Inventories	69,143	53,153
Investment tax credit recoverable	30,060	30,060
Prepaid expenses	2,176	3,433

	211,269	310,942
CAPITAL ASSETS	286,950	293,502
OTHER ASSETS	16,307	23,277

	$514,526	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	16,300	17,985
Accrued liabilities	16,422	29,776
Income taxes payable	603	3,494
Current portion of long term debt (Note 2)	226	250

	33,551	51,505
REFORESTATION OBLIGATION	5,213	4,802
LONG TERM DEBT (Note 2)	281,303	352,227
FUTURE INCOME TAXES	39,824	47,396

	359,891	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 3)	55,868	53,110
Contributed surplus	—	118
Retained earnings	98,767	118,563

	154,635	171,791

	$514,526	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Other Information

		March 31, 2004		March 31, 2003
Selected Balance Sheet Items ($000's)
Cash	$	60,570	$	56,973
Total assets	$	514,526	$	542,845
Total debt	$	281,529	$	409,668
Shareholders’ equity	$	154,635	$	74,489

		Three Months ended March 31
Reconciliation of Net Income (loss) to EBITDA ($000's)		2004	2003
Net Income (loss)		$(19,796)	$26,118
Add:	Depreciation and amortization	8,314	8,163
	Finance expense	117,447	14,974
	Write-down of capital assets	—	—
	Income and large corporation tax expense (recovery)	(7,291)	6,451
	Unrealized foreign exchange (gain) loss	5,682	(30,909)

EBITDA {Note 1}		$104,356	$24,797

Product Sales ($000’s)
OSB		$150,603	$68,811
Plywood		21,058	18,015
Veneer		2,196	2,973
Lumber		—	784
Chips		844	582

		$174,700	$91,165

Geographic Sales Distribution ($000’s)
Canada		$26,185	$19,121
USA		137,865	64,264
Europe		2,262	2,350
Asia		8,388	5,430

		$174,700	$91,165

Product Shipment Volumes
OSB	(msf-3/8")	361,571	324,168
Plywood	(msf-3/8")	34,835	30,483
Veneer	(msf-3/8")	10,701	14,289
Lumber	(mfbm)	—	2,053
Chips	(BDUs)	9,721	9,242
Production Volumes
OSB	(msf-3/8")	346,271	327,303
Plywood	(msf-3/8")	37,500	30,325
Veneer	(msf-3/8"){Note 2}	50,099	50,294
Lumber	(mfbm)	—	—
Chips	(BDUs)	9,721	9,242

Note 1:	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization, plus interest and other income.

Note 2:	includes transfer volumes to Savona (for plywood production)

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three month periods ended March 31, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

2.	LONG TERM DEBT

On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.8 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

The details of the outstanding long term debt at March 31, 2004 is as follows:

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	$275,373
U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	3,083
U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,623
Capital lease obligations	482

281,561
Unamortized deferred debt discount	(32)

281,529
Current portion	(226)

$281,303

On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At March 31, 2004 this facility was unutilized.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three month periods ended March 31, 2004 and 2003
Figures in tables are in thousands, unless otherwise indicated.
(Unaudited)

3.	CAPITAL STOCK

On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. As at March 31, 2004, there are no issued and outstanding Class B common shares.

4.	SUBSEQUENT EVENT

On April 14, 2004, the Company announced that it had reached an agreement with the shareholders of Voyageur Panel Limited to buy all of the outstanding shares of Voyageur Panel Limited for a purchase price of US$193,000,000 (subject to adjustment upon closing), plus an additional amount of up to US$10,000,000 based on OSB prices between closing the transaction and December 31, 2004. The transaction is expected to close in the second quarter of 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer